Exhibit 99.3
Management’s Discussion
and Analysis
February 19, 2025

Teck 2024 Management's Discussion and Analysis

Management’s Discussion and Analysis
Our business involves exploring for, acquiring, developing and producing metals essential to global development and the energy transition. We are organized into two regional business units — North America and Latin America (LATAM) — and we have a dedicated Projects group to develop and execute brownfield and greenfield projects. This framework provides Teck with a streamlined executive leadership team and regional structure to deliver on our strategy of copper growth, balanced with returns to shareholders and a strong balance sheet. It positions Teck to drive efficient and effective operational performance while responsibly capitalizing on value-accretive growth opportunities to maximize value for shareholders. Our reported segmented financial results and summary information contained in our Management’s Discussion and Analysis will continue to be disclosed on a commodity basis for our copper and zinc operations.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are a top 10 copper producer in the Americas and the largest net zinc miner globally, with production from a premium portfolio of long-life, high-quality assets in stable, well-understood jurisdictions. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and nickel.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 19, 2025 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2024. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its consolidated subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2024 audited annual consolidated financial statements that are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards). In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS Accounting Standards and that do not have a standardized meaning prescribed by IFRS Accounting Standards. See “Use of Non-GAAP Financial Measures and Ratios” on page 62 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS Accounting Standards.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 73, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck’s profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Teck 2024 Management's Discussion and Analysis

Segmented Results
The following table shows a summary of our production of our principal products for the last five years and our guidance for production in 2025.

Five-Year Production Record and 2025 Production Guidance

Principal Products		2020	2021	2022	2023	2024	2025 Guidance

Copper[1]	thousand tonnes	276	287	270	296	446	490 – 565

Zinc
Contained in concentrate[1]	thousand tonnes	587	607	650	644	616	525 – 575
Refined	thousand tonnes	305	279	249	267	256	190 – 230

Note:
1.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.

Teck 2024 Management's Discussion and Analysis

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$
	2024	% chg	2023	% chg	2022
Copper (LME cash — $/pound)	$4.15	+8%	$3.85	-4%	$3.99
Zinc (LME cash — $/pound)	1.26	+5%	1.20	-24%	1.58
Exchange rate (Bank of Canada)
US$1 = CAD$	1.37	+1%	1.35	+4%	1.30
CAD$1 = US$	0.73	-1%	0.74	-4%	0.77

Our revenue, gross profit and gross profit before depreciation and amortization, by segment, for the past three years are summarized in the following table.

	Revenue			Gross Profit			Gross Profit Before Depreciation and Amortization[1]
($ in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Copper	$5,542	$3,425	$3,381	$1,045	$712	$1,399	$2,401	$1,265	$1,837
Zinc	3,523	3,051	3,526	562	400	771	871	708	1,044
Steelmaking coal[2]	—	—	10,409	—	—	6,401	—	—	7,364
Total	$9,065	$6,476	$17,316	$1,607	$1,112	$8,571	$3,272	$1,973	$10,245
Notes:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.Results from the steelmaking coal segment in 2024, and comparative figures for 2023 have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Teck 2024 Management's Discussion and Analysis

Copper
In 2024, we produced 446,000 tonnes of copper from our Quebrada Blanca and Carmen de Andacollo operations in Chile, our Highland Valley Copper Operations in Canada and our 22.5% interest in Antamina in Peru.

In 2024, our copper segment accounted for 61% of our revenue and 65% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]
($ in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Quebrada Blanca	$2,376	$595	$105	$38	$(142)	$2	$766	$(61)	$8
Highland Valley Copper	1,303	1,125	1,454	221	237	580	471	391	738
Antamina	1,436	1,296	1,423	737	657	818	1,038	899	1,021
Carmen de Andacollo	427	409	399	44	(32)	2	121	44	73
Other	—	—	—	5	(8)	(3)	5	(8)	(3)
Total	$5,542	$3,425	$3,381	$1,045	$712	$1,399	$2,401	$1,265	$1,837
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

	Production[1]			Sales[1]
(thousand tonnes)	2024	2023	2022	2024	2023	2022
Quebrada Blanca	208	63	10	197	57	9
Highland Valley Copper	102	99	119	103	98	127
Antamina	96	95	102	98	95	101
Carmen de Andacollo	40	39	39	37	41	39
Total	446	296	270	435	291	276

Note:
1.We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.
Operations
Quebrada Blanca
Quebrada Blanca Operations (QB) is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Teck Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by Corporación Nacional del Cobre de Chile (Codelco), following their acquisition of the interest from the previous owner, Empresa Nacional de Minería (ENAMI), in 2024. Codelco’s 10% preference share interest in QBSA does not require Codelco to fund capital spending, which is funded by Teck and SMM/SC on a pro rata basis.

Teck 2024 Management's Discussion and Analysis

QB’s gross profit in 2024 was $38 million, compared with a gross loss of $142 million in 2023 and gross profit of $2 million in 2022. Gross profit in 2024 was primarily due to increased production as our operation continued to ramp up through the year.

QB produced 207,800 tonnes of copper in concentrate and no copper cathode in 2024 (as copper cathode is no longer produced), compared to 55,500 tonnes of copper in concentrate and 7,200 tonnes of copper cathode in 2023. Copper production ramped up each quarter throughout 2024, achieving designed throughput rates by the end of 2024.

New three-year collective bargaining agreements with two of our three labour unions at QB, representing 78% of the workforce, were ratified in 2024.

We expect our annual 2025 copper production from QB to be between 230,000 and 270,000 tonnes as QB continues to ramp up, consistent with our previously disclosed guidance issued on January 20, 2025. Our 2025 production guidance for QB includes an extended scheduled shutdown for 18 days in January 2025 to conduct maintenance and reliability work, and to complete additional tailings lifts as part of the operational ramp-up. Although we expect an overall increase in ore grades in 2025 over 2024, we expect to mine in lower-grade areas in the first quarter of 2025, in line with the scheduled mine plan. Consistent with our operating plans, we plan to continue to have quarterly maintenance shutdowns. We expect copper production from QB over the next three years to be between 280,000 and 310,000 tonnes in 2026, 280,000 and 310,000 tonnes in 2027, and 270,000 and 300,000 tonnes in 2028. Molybdenum production is expected to be between 3,000 and 4,500 tonnes in 2025, 6,400 and 7,600 tonnes in 2026, 7,000 and 8,000 tonnes in 2027, and 6,000 and 7,000 tonnes in 2028. Annual production in 2028 is in line with expected grade variation in the mine plan. The QB debottlenecking project could lead to a further increase in throughput by 10%–15%, with associated production increases dependent on ore feed grades and recoveries. The results of the QB debottlenecking project are not reflected in disclosed production guidance ranges.

Highland Valley Copper
Highland Valley Copper Operations (HVC) is located in south-central B.C., Canada. Gross profit was $221 million in 2024, compared with $237 million in 2023 and $580 million in 2022. Gross profit in 2024 decreased from 2023, primarily due to lower amounts of stripping costs being capitalized and an increase in depreciation of capitalized stripping, partially offset by higher copper prices.

Copper production in 2024 from HVC increased to 102,400 tonnes compared with 98,800 tonnes produced in 2023. The higher production in 2024 was primarily a result of higher throughput in the mill, partly offset by lower grades and recovery. In the fourth quarter of 2024, we commenced mining in the Lornex pit, which is higher grade; accordingly, we expect an increase in annual production from HVC in 2025, as reflected in our previously disclosed guidance.

Copper production from HVC in 2025 is expected to increase significantly to between 135,000 and 150,000 tonnes, as mining continues in the Lornex pit, releasing ore that is both higher grade and softer, with the latter driving higher mill throughput. These factors combined will more than offset the expected lower recovery

Teck 2024 Management's Discussion and Analysis

rates associated with the Lornex ore. Copper production is expected to be between 130,000 and 150,000 tonnes in 2026, 120,000 and 140,000 tonnes in 2027, and 70,000 and 90,000 tonnes in 2028. Our disclosed production guidance does not include the HVC Mine Life Extension project (HVC MLE), which could be sanctioned in 2025. As a result, our 2028 annual production guidance reflects production at the end of mine life for HVC. If the project is sanctioned, production guidance would be updated at that time. Molybdenum production in 2025 is expected to be between 1,600 and 2,100 tonnes, with production expected to be between 2,300 and 2,800 tonnes in 2026, 2,700 and 3,200 tonnes in 2027, and 1,800 and 2,400 tonnes in 2028.

Antamina
We have a 22.5% share interest in Compañía Minera Antamina S.A. (Antamina), a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2024 was $737 million compared with $657 million in 2023 and $818 million in 2022. Gross profit in 2024 was higher than 2023 as a result of higher copper and zinc prices, offset partially by lower zinc production, as expected in the mine plan.

On a 100% basis, Antamina’s copper production in 2024 was 426,900 tonnes, slightly higher than 423,500 tonnes produced in 2023, as the treatment of a higher percentage of copper-only ore was largely offset by lower grades. Zinc production in 2024 decreased to 267,900 tonnes from 463,100 tonnes produced in 2023 as a result of processing a greater amount of copper-only ore in 2024. Molybdenum production in 2024 was 8,100 tonnes, which was 131% higher than in 2023.

In 2024, Antamina's labour union ratified a new three-year collective bargaining agreement.

In 2022, Antamina submitted a Modification of Environmental Impact Assessment (MEIA) to Peruvian regulators to extend its mine life from 2028 to 2036. Approval of the MEIA was received on February 14, 2024. Teck's share of the capital cost is expected to be US$450 million, spent over eight years.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent of 22.5% of payable silver sold by Antamina to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2024, approximately 2.0 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 29.1 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2024.

Our 22.5% share of copper production at Antamina will remain relatively stable over the next few years and zinc production is expected to decline, as expected in the mine plan. Our 22.5% share of 2025 production at Antamina is expected to be in the range of 80,000 to 90,000 tonnes of copper, 95,000 to 105,000 tonnes of zinc, and 500 to 800 tonnes of molybdenum. Our share of annual copper production is expected to be between 95,000 and 105,000 tonnes in 2026, 85,000 and 95,000 tonnes in 2027, and 80,000 and 90,000

Teck 2024 Management's Discussion and Analysis

tonnes in 2028. Our share of annual zinc production is expected to be between 55,000 and 65,000 tonnes in 2026, 35,000 and 45,000 tonnes in 2027, and 45,000 and 55,000 tonnes in 2028. Our share of annual molybdenum production is expected to be between 700 and 1,000 tonnes in 2026, 900 and 1,200 tonnes in 2027, and 400 and 600 tonnes in 2028.

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by ENAMI, a state-owned Chilean mining company. Carmen de Andacollo's gross profit was $44 million in 2024 compared to a gross loss of $32 million in 2023 and gross profit of $2 million in 2022. The increase in gross profit in 2024 was primarily due to higher copper prices, as well as lower operating costs compared to 2023.

Carmen de Andacollo produced 39,700 tonnes of copper in 2024, similar to the 39,500 tonnes produced in 2023. Gold production of 20,800 ounces in 2024 was lower than the 23,400 ounces produced in 2023, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo continues to operate in extreme drought conditions. In 2024, risk mitigation plans to increase water availability through increased well field capacity were implemented, enabling mill throughput rates consistent with our mine plan through the second half of 2024. However, ongoing drought conditions remain a risk to our annual production guidance for 2025 to 2028. Copper production in 2025 is expected to be in the range of 45,000 to 55,000 tonnes. Annual copper production is expected to be between 45,000 and 55,000 tonnes in 2026 and 2027, and between 35,000 and 45,000 tonnes in 2028.

Copper Unit Costs

The following table presents our copper unit costs for the past three years. Unit costs for 2024 include QB. Unit costs in 2023 and 2022 exclude QB due to the construction and ramp-up phases of the operation during these years. We remain focused on managing our controllable operating expenditures.

Total cash unit costs1 in 2024 were US$2.54 per pound compared with US$2.27 per pound in 2023. The increase is due to continued ramp-up of QB production during 2024, which impacted both cost and production. This resulted in elevated total cash unit costs1 in 2024 compared to the total cash unit costs1 in 2023. Total cash unit costs1 in 2023 of US$2.27 per pound were higher than 2022 total cash unit costs1 of US$1.97 per pound, due to higher smelter processing charges year over year, as well as higher labour and maintenance costs at several of our sites and a high inflationary period that impacted our key consumables costs.

1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

Net cash unit costs1 in 2024 were US$2.20 per pound compared with US$1.87 per pound in 2023, primarily as a result of the elevated operating costs at QB as described above, as well as reduced zinc by-product credits from Antamina due to lower zinc mined, as expected in the mine plan. Net cash unit costs1 in 2022 were US$1.49 per pound, which was lower than 2023 due to reasons explained above as well as lower zinc by-product credits from Antamina and lower zinc prices.

(amounts reported in US$ per pound)	2024	2023[2]	2022[2]
Adjusted cash cost of sales[1]	$2.34	$2.04	$1.78
Smelter processing charges	0.20	0.23	0.19
Total cash unit costs[1]	$2.54	$2.27	$1.97
Cash margin for by-products[1]	(0.34)	(0.40)	(0.48)
Net cash unit costs[1]	$2.20	$1.87	$1.49

Notes:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2. Excludes Quebrada Blanca.

Copper Growth Projects
We are focused on advancing our near-term copper growth projects, which are progressing as planned. In 2024, we made significant progress in advancing our feasibility studies, detailed engineering, preparing for the execution of advanced work programs, and moving forward with permitting — particularly at the HVC Mine Life Extension, Zafranal and San Nicolás. At the same time, we continued refining the most capital-efficient and value-driven path for the expansion of QB, guided by the performance of our existing assets and permitting requirements. Additionally, we remain committed to advancing our medium- and long-term portfolio options with targeted investments.

These efforts will continue throughout 2025, with an expected investment of approximately US$430–$485 million (Teck's share) in copper growth capital expenditures, including approximately US$$100–$110 million for HVC MLE and US$$220–$240 million for Zafranal. Both projects are currently focused on advancing detailed engineering, design and project execution planning, which are critical steps in meeting our investment requirements for full project sanctioning. For Zafranal, in addition to engineering and planning activities, we will proceed with advanced early works in 2025, to enable construction to start following project sanction.

The remaining budgeted copper growth capital expenditure will continue to progress our industry-leading copper growth pipeline of medium- to long-term projects including Galore Creek, Schaft Creek, NewRange and NuevaUnión. These investments reflect our commitment to disciplined capital allocation, positioning us to advance these growth initiatives efficiently and in alignment with our long-term copper strategy.

HVC Mine Life Extension
•Activities: Advances have been made in detailed engineering and design, vendor engineering and execution planning for the HVC Mine Life Extension project. Additionally, we have continued to progress regulatory approvals processes as well as negotiations with Indigenous government organizations (IGOs), receiving support for the project from several IGOs. We will continue to
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

negotiate agreements with remaining interested IGOs. One IGO has initiated a dispute resolution process with the British Columbia Environmental Assessment Office, which has delayed the Environmental Assessment (EA) approval process. A provincial environmental assessment decision is currently anticipated in the first half of 2025.
•Targeted upcoming milestones: Engineering, design and project execution planning are expected to advance towards substantial completion by the end of the second quarter of 2025, positioning the project for a potential sanction decision following receipt of necessary permits.

Zafranal
•Activities: In the fourth quarter of 2024, we received the land easement agreement for the Zafranal main access road. Throughout the year, we focused on advancing the engineering design for the construction permit and completing engineering design for the advanced works scope, while the tendering process for camp construction and earthworks has been initiated and is currently underway. Engineering design efforts remain focused on critical facilities to mitigate execution risks and construction permitting and execution strategy development are advancing to support the next stage of the project.
•Targeted upcoming milestones: The project aims to complete the tendering process for advanced works by the end of the first quarter of 2025. In addition, the tendering process for the main transmission line design consultant will commence in first quarter of 2025, with a delivery model recommendation scheduled for completion by the end of February. Following receipt of construction permits and detailed engineering, the project could be ready for a sanction decision in late 2025.

Minas de San Nicolás
•Activities: In November 2024, a supplementary information package was submitted in response to regulatory inquiries regarding the ETJ (Land Use Change) permit application. Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ permits. The archaeological release for the project footprint was granted by the Mexican National Institute of Anthropology and History (INAH), allowing for the advancement of construction activities pending permit approvals. Additionally, progress on the feasibility study and execution strategy was made through 2024 and continues, with target completion in the second half of 2025.
•Targeted upcoming milestones: Completion of the feasibility study and receipt of necessary permits is expected in the second half of 2025, positioning the project for a potential sanction decision.

Quebrada Blanca Debottlenecking
•Activities: Optimization of the existing Quebrada Blanca asset progressed through 2024, with a strong focus on identifying near-term growth opportunities for the debottlenecking within the current asset base.
•Targeted upcoming milestones: Detailed planning for debottlenecking is currently underway to support the planned Declaration of Environmental Impact (DIA) permit application in the second half of 2025.

Teck 2024 Management's Discussion and Analysis

Markets
Copper prices on the London Metal Exchange (LME) averaged US$4.15 per pound in 2024, up 8% from an average of US$3.85 per pound in 2023. Copper prices reached an all-time high in May 2024, trading at US$4.92 per pound. This is the fourth year in a row that copper prices have averaged over US$3.85 per pound.

Global copper stocks on the LME, Comex and SHFE were up 91% or 193,600 tonnes during the year, ending 2024 at 405,800 tonnes, with bonded warehouses stocks in China rising by 170% to 21,900 tonnes. Exchange stocks ended the year 50% below historical average levels and are down over 1.0 million tonnes from the peaks in both 2013 and 2017. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 5.5 days of global consumption, versus the 25-year average of 28.7 days.

In 2024, global copper mine production increased 1.2%, according to Wood Mackenzie, with total production estimated at 22.6 million tonnes. Wood Mackenzie is forecasting a 3.2% increase in global mine production in 2025 to 23.3 million tonnes, which is 1.5 million tonnes lower than their previous 2025 forecast of 24.8 million tonnes. The lower estimate for mine production is due primarily to guidance reductions in Chile, China and Panama. Global demand for copper concentrates increased by 2.9% in 2024 to reach over 25.0 million tonnes of primary smelting capacity and is expected to increase a further 7.6% in 2025.

Copper scrap availability increased 9.0% in 2024 due to stronger prices and lower treatment charges for concentrates. Copper scrap imports into China increased 13.8% to 1.8 million tonnes in 2024. Unrefined copper metal imports into China, including blister and anode, were down 10.6% over the same time last year, decreasing 106,000 tonnes in 2024, following a 14.1% decrease in 2023 due to the tightness in the concentrate market. Refined cathode imports in 2024 were flat over 2023 levels at 3.0 million tonnes. Copper cathode imports into China have averaged 2.8 to 3.0 million tonnes each year since 2013, while concentrate imports have increased 10.2% per year over the same period as China increased copper processing capacity. Demand for copper imports into China was up 2.3% or 0.3 million tonnes from 2023 levels to 13.3 million tonnes, while reported cathode stocks in China rose by 60,000 tonnes. With the increase in refined production in China, increased imports and the relatively small change in stocks, Wood Mackenzie estimates that apparent refined copper consumption grew in China by 2.5% in 2024.

Wood Mackenzie estimates global refined copper production grew 3.6% in 2024, and will increase by only 2.8% in 2025, reaching 27.5 million tonnes. Demand is forecast to increase 4.0% to 27.8 million tonnes, putting the metal market into deficit and further reducing stockpiles. Demand forecasts for 2025 are currently above trend as decarbonization efforts continue globally and urbanization growth continues. Geopolitical tensions could see increased regional demand from onshoring of manufacturing and the potential for dislocation of trade patterns. Supply will continue to face challenges going into 2025, and security of supply of raw materials will continue to keep those markets tight.

Teck 2024 Management's Discussion and Analysis

Outlook
Our 2025 annual guidance for our copper segment is outlined in our guidance tables and is unchanged from our previously disclosed guidance issued on January 20, 2025.

Total copper production in 2025 is expected to significantly increase to between 490,000 and 565,000 tonnes, compared to the 446,000 tonnes produced in 2024. Copper production guidance is outlined for each operation above.

Our 2025 copper net cash unit costs1, including QB, are expected to be between US$1.65 and US$1.95 per pound in 2025, a significant reduction from our 2024 net cash unit costs1, reflecting strong cost discipline across our operations. We expect a reduction in our operating expenses across our copper segment compared to 2024, as QB Operations stabilize and as we embed our management operating system across our operations, with a focus on efficiency and cost optimization. The improvement in our expected 2025 copper net cash unit costs1 compared to 2024 net cash unit costs1 reflects reduced operating costs across our business, an increase in copper production, lower copper treatment and refining charges, and higher by-product credits, which are largely driven by an increase in molybdenum production at QB and Highland Valley Copper.

In 2025, QB's net cash unit costs1 are expected to be between US$1.80 and $2.15 per pound, a significant reduction from our 2024 QB net cash unit costs1. The improvement in QB's net cash unit costs1 is primarily due to an increase in copper production and higher molybdenum by-product credits, but also reflects completion of ramp-up and the expected stabilization of QB operations through 2025.

Total copper production is expected to be between 550,000 and 620,000 tonnes in 2026, 530,000 and 600,000 tonnes in 2027, and 455,000 and 525,000 tonnes in 2028.
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

Zinc
We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world’s largest integrated zinc and lead smelting and refining operations. In 2024, we produced 615,900 tonnes of zinc in concentrate, while our Trail Operations produced 256,000 tonnes of refined zinc.

In 2024, our zinc segment accounted for 39% of revenue and 35% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]
($ in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Red Dog	$2,059	$1,596	$2,111	$620	$408	$862	$851	$611	$1,060
Trail Operations	2,003	1,992	2,059	(66)	(2)	(93)	12	103	(18)
Other	8	6	11	8	(6)	2	8	(6)	2
Intra-segment	(547)	(543)	(655)	—	—	—	—	—	—
Total	$3,523	$3,051	$3,526	$562	$400	$771	$871	$708	$1,044
Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

	Production			Sales
(thousand tonnes)	2024	2023	2022	2024	2023	2022
Refined zinc
Trail Operations	256	267	249	260	258	257

Contained in concentrate
Red Dog	556	540	553	574	553	578
Antamina[1]	60	104	97	61	107	97
Total	616	644	650	635	660	675
Note:
1.Co-product zinc production from our 22.5% interest in Antamina.

Operations
Red Dog
Our Red Dog Operations, located in northwest Alaska, is one of the world’s largest zinc mines containing germanium, among other by-products. Gross profit in 2024 was $620 million compared with $408 million in 2023 and $862 million in 2022. The increase in gross profit in 2024 compared with 2023 was primarily due to

Teck 2024 Management's Discussion and Analysis

higher zinc prices, higher production and lower treatment charges, partly offset by higher royalty costs, which are tied to the profitability of Red Dog.

In 2024, zinc production at Red Dog was 555,600 tonnes, compared with 539,800 tonnes produced in 2023. Production in 2024 improved due to higher mill throughput, as extreme weather events impacted operations in 2023. Lead production in 2024 increased to 109,100 tonnes, compared with 93,400 tonnes produced in 2023, as a result of the higher throughput.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The 2024 Red Dog concentrate shipping season commenced on July 12, 2024, and was completed on October 26, 2024. A total of 1.4 million wet metric tonnes of zinc and lead concentrate was safely transloaded from our proprietary coastal barges onto 22 ships for delivery to our global customers.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 35% to 40% in October 2022. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 45% anticipated to occur in October 2027. The NANA royalty expense in 2024 was US$327 million compared with US$195 million in 2023. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog is expected to produce between 430,000 and 470,000 tonnes of zinc, and 85,000 and 105,000 tonnes of lead, which is lower than 2024 annual production due to a decline in grades. We are currently mining in two pits, Aqqaluk and Qanaiyaq, with the latter to be depleted midway through 2025, per the mine plan. Annual zinc production is expected to be in the range of 410,000 to 460,000 tonnes in 2026, 365,000 to 400,000 tonnes in 2027, and 290,000 to 320,000 tonnes in 2028. Annual production guidance in 2028 reflects declining zinc grades as the Aqqaluk pit nears the end of mine life. Annual lead production is expected to be between 70,000 and 90,000 tonnes in 2026, 60,000 and 80,000 tonnes in 2027, and 50,000 and 65,000 tonnes in 2028.

We are focused on the Red Dog Anarraaq and Aktigiruq Extension Program (AAEP), which is located in the Red Dog district in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from our existing Red Dog Operations. The project is currently in the prefeasibility study stage; in the latter part of 2024, we received the required permit from the U.S. Army Corps of Engineers and construction commenced of an all-season road to access and drill the deposits, which are critical to the extension of the mine life of Red Dog.

Teck 2024 Management's Discussion and Analysis

Trail Operations
Our Trail Operations in southern B.C. produces refined zinc and lead, and critical minerals such as germanium, indium and antimony as well as chemicals and fertilizer products.

Trail Operations incurred a gross loss of $66 million in 2024, compared to a gross loss of $2 million in 2023 and a gross loss of $93 million in 2022. The higher gross loss in 2024 is primarily due to lower zinc premiums and treatment charges, combined with reduced production levels for all primary products, as production in 2024 was impacted by a rail labour dispute and a localized fire in the electrolytic plant.

In addition, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with the fire in the electrolytic plant affecting expected operations in the fourth quarter of 2024, we recorded a pre-tax impairment charge of $1.1 billion on our Trail Operations in the third quarter of 2024, all as previously disclosed.

As a result of the production issues described above, refined zinc production in 2024 decreased to 256,000 tonnes compared with 266,600 tonnes in 2023. Refined lead production in 2024 was 61,100 tonnes, compared with 65,900 tonnes in 2023. Silver production was 8.6 million ounces in 2024, compared to 10.6 million ounces in 2023. The decrease in both lead and silver production between 2024 and 2023 is attributable to the production issues noted above.

Our recycling process treated 25,800 tonnes of material in 2024, and we plan to treat about 27,200 tonnes in 2025. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

Refined zinc production at our Trail Operations is expected to be between 190,000 and 230,000 tonnes in 2025, compared to 256,000 tonnes in 2024. To maximize value from our Trail Operations, in light of the current tightness in the zinc concentrate market and aligned with our focus on improving its profitability and cash generation, we expect to reduce our zinc production at Trail in 2025, as reflected in our 2025 annual production guidance. We will operate Trail, although at lower production rates, and remain focused on implementing a range of initiatives to further improve cash generation. The repair of one of the four sections of the electrolytic plant impacted by a fire in the third quarter of 2024 continues to progress and is expected to be completed by the end of the first quarter of 2025. Our annual 2025 production guidance does not require usage of all sections of the electrolytic plant. Our annual production guidance of 260,000 to 300,000 tonnes for 2026 to 2028 assumes a return to full production levels, consistent with the capacity of our Trail Operations, subject to market conditions and optimizing for value and financial outcomes.

Teck 2024 Management's Discussion and Analysis

Zinc Unit Costs

The following table presents our zinc unit costs for the past three years for our Red Dog Operations only. We remain focused on managing our controllable operating expenditures.

Total cash unit costs1 for Red Dog were US$0.61 per pound in 2024 compared with US$0.68 per pound in 2023 and US$0.58 per pound in 2022. Total cash unit costs1 in 2024 decreased from 2023 levels primarily as a result of reduced smelter processing charges, partly offset by higher key consumable costs that increased due to inflationary impacts despite our very focused efforts on managing our controllable operating expenditures. The increase in total cash unit costs1 from 2023 to 2022 primarily related to a high inflationary period that impacted our key consumables costs including diesel.

Net cash unit costs1 for Red Dog were US$0.39 per pound in 2024 compared with US$0.55 per pound in 2023 and US$0.44 per pound in 2022. Net cash unit costs1 in 2024 decreased from 2023 partly due to higher by-product revenues from lead and silver, and lower smelter processing charges. Net cash unit costs1 were lower in 2022 primarily due to lower total cash unit costs1, as described above.

(amounts reported in US$ per pound)	2024	2023	2022
Adjusted cash cost of sales[1]	$0.44	$0.42	$0.37
Smelter processing charges	0.17	0.26	0.21
Total cash unit costs[1]	$0.61	$0.68	$0.58
Cash margin for by-products[1]	(0.22)	(0.13)	(0.14)
Net cash unit costs[1]	$0.39	$0.55	$0.44

Note:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

Markets
Zinc prices on the London Metal Exchange (LME) averaged US$1.26 per pound during 2024, increasing 5% from US$1.20 per pound in 2023 and ending the year above US$1.35 per pound.

Zinc stocks on the LME and SHFE rose by 7.8% or 19,000 tonnes from low levels at the beginning of 2024, finishing the year at a combined 264,300 tonnes. Total reported global stocks, which include producer, consumer, merchant and terminal stocks, rose by approximately 24,000 tonnes in 2024 to just under 775,000 tonnes at year-end, representing an estimated 20.6 days of global demand, compared to the 25-year average of 31.9 days.

In 2024, global zinc mine production decreased 1.8% according to Wood Mackenzie, with total mine production falling to 12.1 million tonnes, below their previous forecast a year ago of 12.8 million tonnes. Global zinc mine production remained under the effects of the 2023 mine closures, despite higher prices in 2024. According to Wood Mackenzie, global zinc mine production has not grown since 2011. Global mine production is expected to grow 5.8% in 2025 and reach 12.8 million tonnes, which is still below 2019 production levels. Global zinc mine supply growth remains at risk, as new mine production coming online in 2025 continues to be delayed.

Wood Mackenzie estimates the global zinc metal market moved into a deficit in 2024 of 0.4 million tonnes. Global refined zinc demand rose 1.5% in 2024 to 13.6 million tonnes, with demand in China rising only 0.6%. Demand in Europe fell 1.0% due to higher energy prices, a declining automotive sector and weak construction markets. In North America, demand fell by 1.9% in 2024, according to Wood Mackenzie, based on a weak manufacturing sector and weak commercial construction. In 2025, Wood Mackenzie expects demand for zinc to grow globally by 2.5% to 13.9 million tonnes, with growth coming primarily from China, India and Europe.

Wood Mackenzie estimates that global refined zinc production fell 3.8% in 2024 to 13.2 million tonnes, as refined production in China was constrained by a lack of raw material feed. Chinese refined production fell by 6.3% in 2024 as Chinese zinc concentrate imports fell 15.0%. Chinese zinc metal imports were up 11.9% as imports of metals were required to meet domestic demand. Wood Mackenzie estimates refined zinc production will grow 4.8% in 2025, in line with a 5.8% increase in global mine production, and estimates the increase in global supply will be below total global metal demand growth at 2.5%, keeping the zinc market in deficit for the second year in a row.

Teck 2024 Management's Discussion and Analysis

Outlook
Our 2025 annual guidance for our zinc segment is outlined in our guidance tables and is unchanged from our previously disclosed guidance issued on January 20, 2025.

Total zinc in concentrate production in 2025 is expected to be between 525,000 and 575,000 tonnes, compared to 615,900 tonnes in 2024. Production in each of the next three years is expected to decrease primarily due to declining grades at Red Dog. Annual zinc in concentrate production is expected to be 465,000 to 525,000 tonnes in 2026, 400,000 to 445,000 tonnes in 2027, and 335,000 to 375,000 tonnes in 2028.

Refined zinc production is expected to be between 190,000 and 230,000 tonnes in 2025, compared to 256,000 tonnes in 2024, as outlined above.

Our 2025 zinc net cash unit costs1 are expected to be US$0.45 to US$0.55 per pound, which is higher than our 2024 net cash unit costs1 of US$0.39 per pound primarily due to the effect of lower zinc production expected in 2025, and partly due to higher labour and consumable costs. The effect of the decrease in zinc production is partly offset by lower zinc treatment charges, higher by-product credits, and continued focus on efficiency and cost optimization.
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

Exploration
Exploration plays two critical roles at Teck: discovery of new orebodies through early-stage exploration and acquisition and the pursuit, evaluation and acquisition of development opportunities. We conduct greenfield exploration on Teck-owned properties and third-party properties via option and earn-in agreements, and brownfield exploration around Teck mining operations.

Throughout 2024, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Exploration expenditures in 2024 were $87 million ($91 million before tax rebates), which were focused on copper, zinc and nickel, were similar to expenditures in 2023 of $86 million, and include the completion of drilling programs in Argentina, Canada, Chile, Kazakhstan, Peru and Türkiye. In contrast to 2023, we experienced no significant access issues in 2024 and were able to drill more projects than originally planned.

Work continued in 2024 on project de-risking activities (e.g., geotechnical and infill drilling) at Quebrada Blanca in support of future expansions of Quebrada Blanca.

Early-stage copper exploration in 2024 focused primarily on advancing projects targeting porphyry-style mineralization in Argentina, Chile, Kazakhstan and Peru, and on evaluating new opportunities in South America, Europe, central Asia and southern Africa. In 2025, we plan to drill a number of early-stage copper projects in Argentina, Chile, Kazakhstan and Peru.

In 2024, we continued to grow our portfolio of early-stage nickel exploration opportunities, with an initial focus on Australia, Botswana, Canada and the United States. In 2025, work will focus on advancing projects in Australia and Canada to drilling.

Zinc exploration in 2024 was concentrated on an advanced-stage project in the Red Dog district in Alaska. All early-stage zinc exploration in Australia was stopped, and we continued to advance a zinc-copper-silver project in eastern Türkiye. In 2025, we plan to continue evaluating the polymetallic project in eastern Türkiye, and to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.

Teck’s exploration strategy is underpinned by an agile commercial mindset whereby we manage and refresh a portfolio of commercial opportunities such as retained project royalties and equity in junior exploration companies. In 2024, investments were made in exploration companies with copper portfolios in Armenia, the U.S. and Peru, and nickel portfolios in Canada. Additionally, exploration agreements were signed with exploration companies with projects in Australia, Canada and the U.S.

Teck 2024 Management's Discussion and Analysis

Financial Overview
Financial Summary

($ in millions, except per share data)	2024[2]	2023[2]	2022[2]
Revenue and profit
Revenue	$9,065	$6,476	$17,316
Gross profit	$1,607	$1,112	$8,571
Gross profit before depreciation and amortization[1]	$3,272	$1,973	$10,245
Profit (loss) from continuing operations before taxes	$(718)	$(75)	$6,565
Adjusted EBITDA[1]	$2,933	$1,436	$9,568
Profit (loss) from continuing operations attributable to shareholders	$(467)	$(118)	$4,089
Profit attributable to shareholders	$406	$2,409	$3,317

Cash flow
Cash flow from operations	$2,790	$4,084	$7,983
Expenditures on property, plant and equipment	$2,262	$3,885	$4,423
Capitalized production stripping costs	$373	$455	$1,042

Balance sheet
Cash and cash equivalents	$7,587	$744	$1,883
Total assets	$47,037	$56,193	$52,359
Debt and lease liabilities, including current portion	$5,482	$7,595	$7,738

Per share amounts
Basic earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.77
Diluted earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.63
Basic earnings per share	$0.79	$4.65	$6.30
Diluted earnings per share	$0.78	$4.59	$6.19
Dividends declared per share	$1.00	$1.00	$1.00
Notes:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

In 2024, we completed the sale of 23% of the steelmaking coal business, Elk Valley Resources (EVR) to Nippon Steel Corporation (NSC) and POSCO for upfront proceeds of US$1.3 billion in January, and the remaining 77% of EVR to Glencore plc (Glencore) for proceeds of US$7.3 billion on July 11, 2024. As a result of the completion of the sale of our steelmaking coal business, results from that business have been presented as discontinued operations for 2024 and 2023 in this 2024 Management's Discussion and Analysis and in our 2024 annual audited consolidated financial statements. Comparative figures for 2022 have not been restated. Further detail is provided in the Discontinued Operations section below.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market

Teck 2024 Management's Discussion and Analysis

prices. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and the Chilean peso, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2024, our loss from continuing operations attributable to shareholders was $467 million, or $0.90 per share compared with a loss from continuing operations attributable to shareholders of $118 million, or $0.23 per share in 2023. Our loss increased in 2024 due to an $828 million non-cash, after-tax impairment charge on our Trail Operations, and higher depreciation and amortization and finance expenses due to depreciation of QB assets and no longer capitalizing interest on the QB2 project, starting in 2024, as anticipated. These decreases in profit were partially offset by an increase in copper sales volumes of 49% in 2024, reflecting the ramp-up of QB, and higher prices for copper and zinc compared to 2023. In 2023, we commenced commissioning and ramp-up of QB, which contributed additional copper revenues in 2023. However, operating costs were at elevated levels during the production ramp-up, reducing our profit in 2023.

Our profit and loss over the past three years includes items that we segregate for additional disclosure to investors so that the underlying profit of the company may be more clearly understood. Our adjusted profit from continuing operations attributable to shareholders1 presented in the table below excludes results from EVR for 2024 and 2023, as results from EVR have been classified and presented as discounted operations in these periods. Results from EVR for 2022 have not been restated and are included in our adjusted profit from continuing operations attributable to shareholders for 2022.

Our adjusted EBITDA1, taking into account the items identified in the table below, was $2.9 billion in 2024 compared with $1.4 billion in 2023. Our adjusted profit from continuing operations attributable to shareholders1, which takes these items into account, was $605 million in 2024 compared with $289 million in 2023, or $1.17 and $0.56 per share, respectively. These items adjusted are described below and summarized in the table that follows.

The most significant after-tax adjustments to profit in 2024 were an after-tax impairment charge of $828 million on our Trail Operations, as outlined below, foreign exchange gains of $137 million, and $178 million of tax charges, primarily related to the derecognition of deferred tax assets. In 2023, the most significant after-tax adjustments to profit were $95 million of expenses associated with QB2 variable consideration to Inversiones Mineras S.A. (IMSA) and Codelco, and $88 million for environmental costs primarily relating to a decrease in the rate used to discount our decommissioning and restoration provisions for closed operations and increased expected future remediation costs.

1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

In 2022, the most significant after-tax adjustment to profit was the non-cash after-tax impairment of our interest in Fort Hills.

The following table shows the effect of these items on our profit and loss.

($ in millions, except per share data)	2024[2]	2023[2]	2022[2]
Profit (loss) from continuing operations attributable to shareholders	$(467)	$(118)	$4,089

Add (deduct) on an after-tax basis:
Asset impairment	828	—	952
Loss on debt purchase	—	—	42
QB2 variable consideration to IMSA and Codelco	32	95	115
Environmental costs	3	88	99
Share-based compensation	72	63	181
Labour settlement	19	7	36
Commodity derivatives	(65)	9	(25)
Foreign exchange (gains) losses	(137)	(8)	15
Tax items	178	69	—
Loss from discontinued operations	—	—	(791)
Other	142	84	160
Adjusted profit from continuing operations attributable to shareholders[1]	$605	$289	$4,873
Basic earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.77
Diluted earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.63
Adjusted basic earnings per share from continuing operations[1]	$1.17	$0.56	$9.25
Adjusted diluted earnings per share from continuing operations[1]	$1.16	$0.55	$9.09
Notes:
1.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Cash flow from operations in 2024 was $2.8 billion compared with $4.1 billion in 2023 and $8.0 billion in 2022. Cash flow from operations was lower in 2024 compared with 2023, as the cash flows from the steelmaking coal business were included up to July 11, 2024, compared with a full year of cash flows included in 2023. In 2024, cash flow from operations for discontinued operations was $2.4 billion, compared to $4.6 billion in 2023. In addition, cash flow from operations in 2024 included income tax payments totalling $1.8 billion, of which $1.1 billion related to previously deferred Canadian income taxes associated with our Canadian steelmaking coal and copper operations in 2022, and final taxes associated with our 2023 earnings. This compares with income tax payments of $990 million in 2023. Changes in cash flow from operations are also impacted by varying commodity prices, changes in sales volumes of our principal products and, to some extent, changes in foreign exchange rates and changes in working capital items.
Our cash balance increased significantly in 2024 with receipt of proceeds on closing of the sale of the steelmaking coal business. We completed the sale of our remaining 77% interest in our steelmaking coal

Teck 2024 Management's Discussion and Analysis

business, EVR, to Glencore and received transaction proceeds of US$7.3 billion on July 11, 2024. On closing of the transaction, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This included the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of $0.50 per share, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs. Combined with the $500 million share buyback announced in February 2024, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business were authorized.

Through December 31, 2024, we deployed the proceeds from the sale of the steelmaking coal business to US$1.6 billion of debt reductions, the supplemental dividend of $0.50 per share or $257 million, and share buybacks of $1.25 billion. At December 31, 2024, our cash balance was $7.6 billion. Total debt was $5.5 billion and our net debt to net debt-plus-equity ratio1 was negative 8% at December 31, 2024, compared with 19% at December 31, 2023 and 18% at the end of 2022.

Gross Profit
Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper and zinc, which accounted for 56% and 26% of revenue, respectively, in 2024. Silver and lead are significant by-products of our zinc operations, accounting for 11% of our 2024 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, chemicals and fertilizers, which in total accounted for 7% of our revenue in 2024.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $9.1 billion in 2024 compared with $6.5 billion in 2023 and $17.3 billion in 2022. The increase in 2024 compared to 2023 was primarily due to substantially higher copper sales volumes, which increased 49% from 2023 levels as a result of the ramp-up of QB. In addition, average prices for copper (LME) increased by 8% in 2024 as compared with 2023, while average zinc (LME) prices increased by 5%. The decrease in revenue in 2023, compared to 2022, relates to the presentation of the steelmaking coal business as discontinued operations in our 2023 and 2024 comparative figures. 2022 comparative figures have not been restated, as outlined above; hence, revenue in 2022 includes steelmaking coal sales.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting activities, royalties,
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail and port capacity issues, can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes; by the costs for labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; by distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects; and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $7.5 billion in 2024, compared with $5.4 billion in 2023 and $8.7 billion in 2022. The increase in cost of sales in 2024 compared to 2023 was primarily the result of the production ramp-up of QB, which accounted for approximately $1.6 billion of the increase, including an increase in depreciation and amortization of QB assets, which commenced in 2024, as expected. In addition, royalty costs at Red Dog increased by $186 million in 2024 as a result of the increase in profitability of the mine in 2024. Cost of sales in 2022 include cost of sales of the steelmaking coal business, as 2022 comparative figures have not been restated to reclassify steelmaking coal as discontinued operations.

Other Expenses

($ in millions)	2024[1]	2023[1]	2022[1]
General and administration	$275	$296	$236
Exploration	87	86	90
Research and innovation	50	117	157
Asset impairment	1,053	—	—
Other operating (income) expense	151	391	1,102
Finance income	(234)	(110)	(53)
Finance expense	953	160	203
Non-operating (income) expense	(7)	249	275
Share of profit of joint venture	(3)	(2)	(4)
	$2,325	$1,187	$2,006
Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

In 2024, general and administration expenses decreased to $275 million compared with $296 million in 2023. Research and innovation expenses decreased to $50 million compared with $117 million in 2023. The reduction in these corporate costs is the result of actions taken across our business to reduce costs.

Teck 2024 Management's Discussion and Analysis

Our exploration expenses in 2024 of $87 million, which were focused on copper, zinc and nickel, were similar to expenditures in 2023 of $86 million.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Other operating income and expense includes items we consider to be related to the operation of our business, such as settlement pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2024 included $65 million of positive pricing adjustments, $91 million of share-based compensation expense relating to an increase in our share price, and $90 million of gains on commodity derivative. Significant items in 2023 included $183 million on gain on disposal or contribution of assets that included a $191 million gain on the Mesaba transaction, $81 million of share-based compensation relating to an increase in our share price, and $119 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations. Significant items in 2022 included $371 million of negative pricing adjustments, $236 million of share-based compensation relating to an increase in our share price, and $128 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

For copper, zinc and lead concentrate sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. Additionally, for a minority of copper concentrate sales, control of the product transfers to the customer when an individual shipment parcel is delivered to a specific location. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer’s process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices.

Teck 2024 Management's Discussion and Analysis

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title. Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity; accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2024 and 2023, respectively.

	Outstanding at		Outstanding at
	December 31, 2024		December 31, 2023
(payable pounds in millions)	Volume	Price	Volume	Price
Copper	178	US$3.97/lb.	127	US$3.87/lb.
Zinc	141	US$1.34/lb.	167	US$1.20/lb.

Our finance income increased to $234 million in 2024 compared with $110 million in 2023 and $53 million in 2022. The increase in finance income in 2024 is a result of higher investment income on our elevated cash balance as a result of the receipt of proceeds from the sale of the steelmaking coal business in 2024.

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. During 2024, we significantly reduced our debt and the related interest expense; however, our finance expense of $953 million in 2024 increased by $787 million, compared to 2023, due to substantially lower interest capitalized to the QB2 project, as most of the assets were considered available for use as at December 31, 2023.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, and changes in the carrying value of the financial liability relating to QB variable consideration to Inversiones Mineras S.A. (IMSA) and Codelco, as outlined below.

In 2024, non-operating expenses included $146 million of foreign exchange gains and $51 million of expenses associated with QB variable consideration to IMSA and Codelco, which purchased ENAMI's interest in QBSA during 2024. Of the $51 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to Codelco's interest in QBSA, which is most significantly

Teck 2024 Management's Discussion and Analysis

affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The remaining $7 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurred prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter. Commencement of commercial production occurred in March of 2024, which reduced our cumulative maximum payment to US$97 million.

In 2023, non-operating expenses included $156 million of expenses associated with QB variable consideration to IMSA and ENAMI. Of the $156 million, $152 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, as outlined above.

In 2022, non-operating expenses included a $58 million loss on the purchase of US$743 million aggregate principal amount of our outstanding notes during 2022 and $188 million of expenses associated with QB variable consideration to IMSA and ENAMI. Of the $188 million, $183 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, as outlined above.
Income Taxes
Provision for income and resource taxes from continuing operations for the year was $205 million, or negative 29% of pre-tax loss. Our effective tax rate was significantly impacted by the impairment charge on our Trail Operations, the derecognition of deferred tax assets related to decommissioning and restoration provisions, and the accrual of additional deferred Chilean resource tax liabilities associated with future taxable temporary differences. Excluding these items, our effective tax rate would have been approximately 58%, which is higher than the Canadian statutory income tax rate of 27%, primarily due to the amount of current year resource taxes relative to lower than normal earnings from continuing operations following the reclassification of our earnings from the steelmaking coal business to discontinued operations.

Our effective tax rate is sensitive to a variety of factors, including the relative amount of operating margins, certain corporate and finance expenses that are not deductible for resource tax purposes, the statutory tax rates in the various jurisdictions in which we operate, and various other factors. Going forward, we expect our average long-term effective tax rate to range from 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, statutory tax rates in the jurisdictions in which we operate, and other factors.

Teck 2024 Management's Discussion and Analysis

Profit from discontinued operations includes tax expense of $1.4 billion, which is comprised of income and resource taxes on earnings from the steelmaking coal business and capital gains tax triggered on the sale.

We are subject to and pay income and resource taxes in all jurisdictions that we operate in. A final Canadian income tax instalment of $624 million, primarily related to earnings and proceeds from the sale of the steelmaking coal business, is payable in February 2025.

Discontinued Operations

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion, excluding customary closing adjustments. As a result of the sale of EVR in July, results from EVR have been classified and presented as discontinued operations for 2024 and 2023. Results for EVR for 2022 have not been classified and presented as discontinued operations in the 2024 Management's Discussion and Analysis. Settlement of customary closing adjustments was recorded as part of discontinued operations in 2024.

For the year ended December 31, 2024, profit from discontinued operations was $1.2 billion, compared with $2.6 billion in 2023. Our profit from discontinued operations in 2024 included operating results for the period up to the sale date of July 11, 2024 and an after-tax gain of $81 million on the sale of EVR, which is net of taxes of $897 million. Profit from discontinued operations was higher in 2023, as it included a full 12 months of EVR results as compared to 2024, which includes EVR results up to the July 11, 2024 sale.

We announced our agreement to sell our interest in Fort Hills on October 26, 2022, and classified it as a discontinued operation. On February 2, 2023, we sold our 21.3% interest in the Fort Hills and associated downstream assets to Suncor and TotalEnergies for aggregate gross proceeds of approximately $1 billion in cash. There was no current income tax payable on the disposal. Based on the consideration of $1 billion in cash and other contractual adjustments relating to the sale of our interest in Fort Hills, we recorded a non-cash pre-tax impairment of $1.2 billion (after-tax $961 million) as at December 31, 2022. We incurred a loss of $772 million from our interest in Fort Hills, which was classified as a discontinued operation in 2022.

Transactions

Sale of Steelmaking Coal Business

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, EVR, to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in Elkview Operations and its 20% interest in Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interest balances. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

Teck 2024 Management's Discussion and Analysis

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business to Glencore. We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $897 million) of approximately $81 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlement of customary closing adjustments was recorded as part of discontinued operations in 2024.

San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle, forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle agreed to subscribe for a 50% interest in San Nicolás for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2024, we had 87% of share ownership and Agnico Eagle had 13%.

In 2024, we recognized a gain of $31 million in other operating income (expense) attributable to Agnico Eagle's incremental contribution. In 2023, we recognized a gain of $5 million in other operating income (expense), attributable to Agnico Eagle's initial subscription and incremental contributions, totalling an aggregate of 9% of the project during 2023.

Quintette Sale Transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:
•Cash of $30 million related to a non-refundable deposit and cash received upon closing

Teck 2024 Management's Discussion and Analysis

•A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
•A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and that reflects the fair value of the royalty interest on closing of the transaction; the key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine

We recognized a pre-tax gain of approximately $75 million ($50 million after-tax), which was included in discontinued operations upon closing of this transaction.

Mesaba Arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet), forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet, due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation, and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We have measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy.

We recognized a pre-tax gain of approximately $191 million ($142 million after-tax) in other operating income (expense) upon closing of this transaction. The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

Fort Hills Sale Transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor and TEPCA. TEPCA had exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We accounted for this transaction by recognizing:

Teck 2024 Management's Discussion and Analysis

•Aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA
•A financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take-or-pay toll commitment.

We recognized a loss of approximately $8 million upon closing of this transaction, which was presented in loss from discontinued operations.

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the announced sale of our interest in Fort Hills.

Teck 2024 Management's Discussion and Analysis

Financial Position and Liquidity
Our liquidity remained strong at $11.9 billion as at December 31, 2024, including $7.6 billion of cash. At December 31, 2024, total debt was $5.5 billion and our net debt to net debt-plus-equity ratio1 was negative 8% compared with 19% at December 31, 2023.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$3.0 billion sustainability-linked facility, which was undrawn as at December 31, 2024.

At December 31, 2024, the principal balance of our term notes was approximately US$1.0 billion and we maintained a US$3.0 billion undrawn revolving credit facility. As at December 31, 2024, US$1.9 billion was outstanding under the US$2.5 billion QB project financing facility held by QBSA and Antamina's US$1.0 billion loan facility agreement, of which our 22.5% share is US$225 million, was fully drawn. The Antamina facilities are non-recourse to us and the other Antamina project sponsors.

On October 18, 2024, we reduced the US$4.0 billion sustainability-linked revolving credit facility maturing October 2026 by US$1.0 billion to US$3.0 billion and we extended this facility for a five-year term to October 2029. The facility continues to have pricing adjustments that are aligned with our sustainability performance and strategy. The reduction in the size of the facility was driven by the quality of our balance sheet, confidence in our business outlook and a focus on reducing our financing costs. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in our workforce and safety.

Our outstanding debt and lease liabilities were $5.5 billion at December 31, 2024, compared with $7.6 billion at the end of 2023 and $7.7 billion at the end of 2022. The decrease in 2024 is due to the purchase of US$1.4 billion of our term notes, two semi-annual repayments of US$147 million on the QB project financing, repayment of the loan at Carmen de Andacollo and the derecognition of leases associated with EVR on sale of the steelmaking coal business.

We maintain investment grade ratings of Baa3 and BBB- with stable outlooks from Moody’s and S&P, respectively.

Our debt balances and credit ratios are summarized in the following table:
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

	December 31,	December 31,	December 31,
	2024	2023	2022
Term notes	$1,044	$2,470	$2,585
QB2 US$2.5 billion limited recourse project finance facility	1,912	2,206	2,500
Lease liabilities	661	802	422
Carmen de Andacollo short-term loans	—	95	52
Antamina credit facilities	225	225	225
Less unamortized fees and discounts	(32)	(56)	(71)
Debt and lease liabilities (US$ in millions)	$3,810	$5,742	$5,713

Debt and lease liabilities (Canadian $ equivalent)[1]	5,482	7,595	7,738
Less cash and cash equivalents	(7,587)	(744)	(1,883)
Net debt (cash)[2] (A)	$(2,105)	$6,851	$5,855
Equity (B)	$27,096	$28,292	$26,511
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	(8)%	19%	18%
Net debt to adjusted EBITDA ratio[2]	(0.7)x	1.1x	0.6x
Weighted average coupon rate on the term notes	5.6%	5.4%	5.3%

Notes:
1.Translated at period end exchange rates.
2.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

At December 31, 2024, the weighted average maturity of our term notes is approximately 14.1 years and the weighted average coupon rate is approximately 5.6%.

Our cash balance increased significantly in 2024 with receipt of proceeds on closing of the sale of the steelmaking coal business. Our cash position increased from $744 million at the end of 2023 to $7.6 billion at December 31, 2024. Cash flow from operations was $2.8 billion in 2024. Significant cash outflows in 2024 included $2.3 billion of capital expenditures, of which $970 million related to the QB2 project, $373 million of capitalized production stripping costs, $514 million of dividends, $1.2 billion of share buybacks and $863 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2024 included $652 million of QB advances from SMM/SC, $1.7 billion from the sale of a minority stake of our interest in our steelmaking coal business to NSC and POSCO, and cash proceeds of approximately $9.9 billion from the sale of our remaining 77% interest in our steelmaking coal business to Glencore.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$3.0 billion sustainability-linked facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio not to exceed 60%. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and have resulted in us being in a net cash1 position. Therefore, we do not exceed the required net debt to capitalization ratio at December 31, 2024.

1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

In addition to our US$3.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31, 2024, we had $1.5 billion of letters of credit outstanding. We also had $441 million in surety bonds outstanding at December 31, 2024, mostly to support current and future reclamation obligations. At December 31 2023, $1.5 billion of outstanding letters of credit and $758 million of outstanding surety bonds related to EVR. These were cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our US$3.0 billion credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Teck 2024 Management's Discussion and Analysis

Capital Allocation Framework
Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized production stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns may be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

On closing of the sale of the steelmaking coal business, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This included the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of $0.50 per share, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs. Combined with the $500 million share buyback announced in February 2024, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business were authorized.

In 2024, we returned cash to shareholders through dividends and share buybacks. We paid dividends of $514 million in 2024, comprised of a $257 million supplemental dividend and $257 million of base dividends. During 2024 we also purchased $1.25 billion of our Class B subordinate voting shares. Since 2020, we have returned $4.9 billion to shareholders, including $3.1 billion of Class B subordinate voting share buybacks.

On February 19, 2025, the Board approved the payment of our quarterly base dividend of $0.125 per share payable on March 31, 2025 to shareholders of record on March 14, 2025.

Operating Cash Flow
Cash flow from operations in 2024 was $2.8 billion compared with $4.1 billion in 2023 and $8.0 billion in 2022. Cash flow from operations was lower in 2024 compared with 2023, as the cash flows from the steelmaking coal business were included up to July 11, 2024, compared with a full year of cash flows included in 2023. In 2024, cash flow from operations for discontinued operations was $2.4 billion, compared to $4.6 billion in 2023. In addition, cash flow from operations in 2024 included income tax payments totalling $1.8 billion, of which $1.1 billion related to previously deferred Canadian income taxes associated with our

Teck 2024 Management's Discussion and Analysis

Canadian steelmaking coal and copper operations in 2022 and final taxes associated with our 2023 earnings. This compares with income tax payments of $990 million in 2023.
Changes in non-cash working capital items resulted in a use of cash of $276 million in 2024 compared with $543 million in 2023. The use of cash in 2024 primarily related to the reduction of accounts payable, partly offset by lower trade receivables and inventory levels. This compares to 2023 when there was an increase in supplies inventories at QB as a result of the ramp-up of operations.
Investing Activities
Expenditures on property, plant and equipment were $2.3 billion in 2024, including $1.4 billion on growth projects, of which $970 million related to the QB2 project, and $836 million on sustaining capital. The largest component of sustaining capital expenditures was $350 million at our QB Operations, $144 million at Antamina and $106 million at our Trail Operations.

Demobilization of the QB2 project was completed and substantially all capital contracts were closed out and accrued for at the end of the third quarter of 2024 within our previously disclosed guidance range of US$8.6 to US$8.8 billion for the project. Our 2024 development capital expenditures for QB2 of CAD$970 million were impacted by a weaker Canadian dollar, but were within our previously disclosed guidance range for 2024 of US$500 to US$700 million.

Capitalized production stripping costs were $373 million in 2024 compared with $455 million in 2023. The majority of these costs are associated with the advancement of pits for future production at our operations. The reduction in capitalized production stripping costs in 2024 reflected the near completion of the current phase of waste stripping in the Lornex pit at Highland Valley Copper.

Capital expenditures for 2024 are summarized in the table on pages 46 to 47.

Expenditures on investments and other assets in 2024 were $68 million and included $23 million for intangible and other assets, and $39 million for marketable securities.
In 2024, we received total cash proceeds of $11.6 billion from the sale of our steelmaking coal business to Glencore and NSC/POSCO. In 2023, we received cash proceeds of approximately $1.0 billion from the sale of our 21.3% interest in Fort Hills.

Proceeds from interest and dividend income were $194 million in 2024, $97 million in 2023 and $49 million in 2022.

Financing Activities
In 2024, debt proceeds totalled $77 million, while debt repayments totalled $2.5 billion (US$1.8 billion). Debt repayments included the purchase of US$1.4 billion of our public notes through a bond tender offer and open

Teck 2024 Management's Discussion and Analysis

market repurchases, the repayment of US$120 million of short-term loans at Carmen de Andacollo, and scheduled semi-annual repayments totalling US$294 million on the QB project financing facility.

In 2024, we purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to the cash tender offers made on July 4, 2024, and through open market purchases in the third and fourth quarters of 2024. The total principal amount of the notes purchased comprised US$360 million of the 3.9% notes due 2030, US$149 million of the 6.125% notes due 2035, US$279 million of the 6.0% notes due 2040, US$151 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$259 million of the 5.4% notes due 2043. The total cash cost of the purchases was $2.0 billion (US$1.4 billion), which was funded from cash on hand.

In 2023, debt proceeds totalled $230 million, while debt repayments totalled $710 million. Debt proceeds primarily related to short-term loans at Carmen de Andacollo. Debt repayments included the redemption of the 3.75% notes at maturity for US$108 million, the first and second semi-annual repayments of US$147 million of the QB2 project financing facility made on June 15, 2023 and December 15, 2023, and repayments of our short-term loans at Carmen de Andacollo.

In 2022, debt proceeds totalled $569 million, while debt repayments totalled $1.3 billion. Debt proceeds in 2022 included $315 million drawdown on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. The facility was fully drawn in April 2022. Debt proceeds also included $63 million final drawdown on Antamina's loan agreement. The loan agreement was fully drawn during the first quarter of 2022, with our share being US$225 million. Debt repayments in 2022 included the redemption of our US$150 million 4.75% note for $187 million and the purchase of US$650 million of our public notes in a waterfall tender for $892 million.

During 2024, we paid $514 million in respect of our regular annual base dividend of $0.50 per share or $257 million and an additional one-time supplemental dividend of $0.50 per share or $257 million.

In 2024, we purchased approximately 19.3 million Class B shares for cancellation at a cost of $1.25 billion under our normal course issuer bid.

Teck 2024 Management's Discussion and Analysis

Quarterly Profit and Cash Flow

($ in millions except per share data)	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$2,786	$2,858	$1,802	$1,619	$1,843	$1,989	$1,265	$1,379
Gross profit	$542	$478	$418	$169	$152	$261	$310	$389
Profit (loss) attributable to shareholders	$399	$(699)	$363	$343	$483	$276	$510	$1,140
Basic earnings (loss) per share	$0.78	$(1.35)	$0.70	$0.66	$0.93	$0.53	$0.98	$2.22
Diluted earnings (loss) per share	$0.78	$(1.35)	$0.69	$0.65	$0.92	$0.52	$0.97	$2.18
Cash flow from operations	$1,288	$134	$1,326	$42	$1,126	$736	$1,130	$1,092

Gross profit from our copper segment increased to $299 million in the fourth quarter, compared with $81 million a year ago. The increase in gross profit was due to higher copper prices and substantially higher sales volumes, partly offset by the depreciation of QB assets, which commenced at the start of 2024. In addition, in the same period last year, gross profit was impacted by elevated operating costs at QB during the early stages of production ramp-up in fourth quarter of 2023.

Record quarterly copper production of 122,100 tonnes was achieved in the fourth quarter, an increase of 18% from the same period last year, with the increase driven by the continued quarter-over-quarter increase in QB's production. QB produced 60,700 tonnes of copper production in the fourth quarter compared with 52,500 tonnes in the third quarter of 2024, and 34,300 tonnes in the fourth quarter last year. The increase in QB production was partially offset by lower production from Antamina as a result of lower grades, as anticipated, as well as reduced mill throughput, as expected, and unplanned maintenance.

Gross profit from our zinc segment increased to $243 million in the fourth quarter compared with $71 million a year ago, due to higher zinc prices, increased sales volumes of zinc in concentrate due to timing of shipments, lower zinc treatment charges and higher by-product revenues.

Zinc production at Red Dog in the fourth quarter decreased by 17% from a year ago to 128,400 tonnes, while lead production remained consistent at 25,300 tonnes. Zinc production decreased as a result of lower grades, as expected in the mine plan, and lower mill throughput resulting from a planned maintenance shutdown. Trail Operations' refined zinc production in the fourth quarter was 62,100 tonnes, 7,800 tonnes lower than a year ago, following the fire at the zinc electrolytic plant in late September. Full repairs to the electrolytic plant are expected to be completed by the end of first quarter of 2025.

Our profitability improved significantly in the fourth quarter compared to the same period a year ago primarily as a result of higher base metal prices and increased copper and zinc in concentrate sales volumes. These items were partly offset by higher finance expense and depreciation and amortization expense due to the

Teck 2024 Management's Discussion and Analysis

depreciation of the QB assets and no longer capitalizing interest on the QB2 project, starting in 2024, as anticipated. In the fourth quarter, our profit from continuing operations attributable to shareholders was $385 million compared with a $167 million loss from continuing operations attributable to shareholders in the fourth quarter of 2023, as profitability last year was impacted by elevated operating costs at QB during the initial ramp-up phase.

Operating cash flows from continuing operations in the fourth quarter were $1.3 billion compared with an outflow of $15 million a year ago. Our improved cash flow from operations compared with a year ago reflects higher copper and zinc prices, increased sales volumes and contributions from QB, and a significant reduction in working capital.

During the fourth quarter, changes in working capital items resulted in a source of cash of $757 million. The change was mainly due to a decrease in our trade receivables balances, particularly at Red Dog, relating to the timing of sales. This compares with a $45 million source of cash in the fourth quarter of 2023.

Outlook
The sales of our products are denominated in U.S. dollars, while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2024, we did not have any of our U.S. dollar denominated debt designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result of our substantial cash balance, which is largely held in U.S. dollars, following the receipt of proceeds from the sale of EVR and the reduction in our U.S. dollar debt in the third quarter of 2024, we expect to be subject to an increased amount of U.S./Canadian dollar exchange rate exposure. Resulting gains or losses on this increased exposure to the U.S. dollar on our U.S. cash balances will be recorded through the income statement.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our

Teck 2024 Management's Discussion and Analysis

commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

The potential imposition of tariffs and countervailing restrictions between the U.S. and Canada is a fluid and rapidly evolving situation that is being closely monitored by Teck. We primarily sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the U.S. from our Trail Operations in B.C. Teck does not currently sell our copper or zinc concentrate into the U.S. We will continue to actively monitor the situation and work to mitigate any potential impacts to our business.

Commodity Prices and Sensitivities
Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.
The sensitivity of our annualized adjusted profit (loss) from continuing operations attributable to shareholders1 and adjusted EBITDA1 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2025 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances as these amounts are excluded from our adjusted profit from continuing operations attributable to shareholders1 and adjusted EBITDA1 calculations.

	2025 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change On Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders[2,4] ($ in millions)	Estimated Effect on Adjusted EBITDA[2,4] ($ in millions)
US$ exchange		CAD$0.01	$23	$51
Copper (000’s tonnes)	527.5	US$0.01/lb.	$8	$15
Zinc (000’s tonnes)[3]	760.0	US$0.01/lb.	$8	$11
Notes:
1.Production estimates are subject to change based on market and operating conditions.
2.The effect on our adjusted profit (loss) from continuing operations attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of adjusted profit (loss) from continuing operations attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.Zinc includes 210,000 tonnes of refined zinc and 550,000 tonnes of zinc contained in concentrate.
4.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

Guidance
Our guidance for 2025 is unchanged from our guidance released on January 20, 2025. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and any variances from estimated production ranges will impact unit costs. Our disclosed guidance ranges for capital expenditures do not include post-sanction capital expenditures for the unsanctioned near-term growth projects noted above. Our disclosed production guidance ranges also do not include the production associated with these unsanctioned projects. Guidance will be updated at the time a sanction decision is made.

We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers, such as strip ratios and haul distances, remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, is included in our 2025 annual capital expenditure, capitalized stripping and unit cost guidance. Our unit cost guidance for 2025 reflects actions taken across our operations to reduce costs, and embedding our management operating system across our operations to improve consistency and efficiency.

As a result of structural cost reductions across our business, we expect our 2025 general and administration and research and innovation costs to decrease by approximately 15% and 35%, respectively, compared to 2024. This excludes investment in the implementation of a new enterprise resource planning (ERP) system across the company, which we expect to commence in 2025. This will be a multi-year program and capital costs associated with this investment for the first year are included in our 2025 guidance, outlined below. Certain costs associated with the ERP implementation will be expensed.

Based on our current elevated cash and cash equivalents balance as a result of the receipt of proceeds from the sale of the steelmaking coal business, we expect to have higher investment interest income for the foreseeable future.

Production Guidance
Total copper production in 2025 is expected to increase to between 490,000 and 565,000 tonnes compared to 446,000 tonnes produced in 2024. Our 2025 annual QB production is expected to increase to between 230,000 and 270,000 tonnes in 2025. We had scheduled planned maintenance in January 2025 for minor modifications; however, we extended the scheduled shutdown to 18 days to conduct maintenance and reliability work, and to complete additional tailings lifts as part of the operational ramp-up. At HVC, production is expected to increase significantly in 2025 as mining continues in the Lornex pit, releasing ore that is both higher grade (more metal) and softer (higher mill throughput). These factors combined will more than offset expected lower recovery rates associated with the Lornex ore.

Total zinc in concentrate production in 2025 is expected to be between 525,000 and 575,000 tonnes, compared to 615,900 tonnes in 2024. We expect lead production from Red Dog to be between 85,000 and 105,000 tonnes in 2025. We expect Trail Operations to produce between 190,000 and 230,000 tonnes of

Teck 2024 Management's Discussion and Analysis

refined zinc in 2025. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Teck 2024 Management's Discussion and Analysis

Production Guidance
The table below shows our share of production of our principal products for 2024, our guidance for production in 2025 and our guidance for production for the following three years.

Units in thousand tonnes	2024	2025 Guidance	2026 Guidance	2027 Guidance	2028 Guidance
Principal Products

Copper[1,2]
Quebrada Blanca	207.8	230 – 270	280 – 310	280 – 310	270 – 300
Highland Valley Copper	102.4	135 – 150	130 – 150	120 – 140	70 – 90
Antamina	96.1	80 – 90	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	39.7	45 – 55	45 – 55	45 – 55	35 – 45
	446.0	490 – 565	550 – 620	530 – 600	455 – 525
Zinc[1,2,3]
Red Dog	555.6	430 – 470	410 – 460	365 – 400	290 – 320
Antamina	60.3	95 – 105	55 – 65	35 – 45	45 – 55
	615.9	525 – 575	465 – 525	400 – 445	335 – 375
Refined Zinc
Trail Operations	256.0	190 – 230	260 – 300	260 – 300	260 – 300

Other Products
Lead[1]
Red Dog	109.1	85 – 105	70 – 90	60 – 80	50 – 65

Molybdenum[1,2]
Quebrada Blanca	0.6	3.0 – 4.5	6.4 – 7.6	7.0 – 8.0	6.0 – 7.0
Highland Valley Copper	0.9	1.6 – 2.1	2.3 – 2.8	2.7 – 3.2	1.8 – 2.4
Antamina	1.8	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.3	5.1 – 7.4	9.4 – 11.4	10.6 – 12.4	8.2 – 10.0

Notes:
1.Metal contained in concentrate.
2.We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest in this operation.
3.Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

Teck 2024 Management's Discussion and Analysis

Sales Guidance
The table below shows our Q4 2024 sales volumes and our sales guidance for the first quarter of 2025 for zinc in concentrate sales at Red Dog.

	Q4 2024	Q1 2025 Guidance
Zinc (thousand tonnes)[1]
Red Dog	184	75 – 90
Note:
1.Metal contained in concentrate.

Unit Cost Guidance
The table below reports our unit costs for 2024 and our guidance for unit costs for selected products in 2025.

(Per unit costs)	2024	2025 Guidance
Copper[1]
Total cash unit costs[4] (US$/lb.)	2.54	2.05 – 2.35
Net cash unit costs[3,4] (US$/lb.)	2.20	1.65 – 1.95
Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.61	0.65 – 0.75
Net cash unit costs[3,4] (US$/lb.)	0.39	0.45 – 0.55
Notes:
1.Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$30 per ounce, a gold price of US$2,400 per ounce, a Canadian/U.S. dollar exchange rate of $1.40 and a Chilean peso/U.S. dollar exchange rate of 950.
2.Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.95 per pound, a silver price of US$30 per ounce and a Canadian/U.S. dollar exchange rate of $1.40. By-products include both by-products and co-products.
3.After co-product and by-product margins.
4.This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Teck 2024 Management's Discussion and Analysis

Capital Expenditure Guidance
Our 2025 capital expenditures are expected to decrease from 2024 following completion of construction of the QB2 project in 2024. The decrease is expected to be partially offset by capital expenditures to progress our near-term copper growth strategy. The capital required for our near-term growth projects is dependent on the timing of permit approvals and completion of studies and detailed engineering work prior to potential sanction decisions. Post-sanction expenditures are not included in our capital expenditure guidance below for 2025.

Our sustaining capital and capitalized production stripping expenditures are expected to be between $1.0 and $1.2 billion, in line with our previously disclosed guidance for our current portfolio of operating assets. Our 2025 sustaining capital expenditure in 2025 is expected to be between $750 and $845 million, of which $600–$670 million relates to our copper business and $150–$175 million relates to our zinc business. Capitalized production stripping costs in 2025 are expected to be between $260 and $300 million.

In 2025, we anticipate investing approximately US$430–$485 million (Teck's share) in copper growth capital expenditures, including approximately US$100–$110 million for HVC MLE and US$220–$240 million for Zafranal. Both projects are currently focused on advancing detailed engineering, design and project execution planning, which are critical steps in meeting our investment requirements for full project sanctioning. For Zafranal, in addition to engineering and planning activities, we will proceed with advanced early works in 2025 to enable construction to start when the project is sanctioned.

Our remaining copper growth capital expenditures are expected to be deployed to continue to progress our industry-leading copper growth pipeline of medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange and NuevaUnión. These investments reflect our commitment to disciplined capital allocation, ensuring that we are well-positioned to advance these growth initiatives efficiently and in alignment with our long-term copper strategy.

Our 2025 growth capital expenditure guidance for zinc primarily relates to the construction of an all-season access road at Red Dog to more efficiently drill the Anarraaq and Aktigiruq deposits, progressing the potential for mine life extension.

Teck 2024 Management's Discussion and Analysis

The table below reports our capital expenditures for 2024 and our guidance for capital expenditure in 2025.

(Teck’s share in $ millions)	2024	2025 Guidance
Sustaining
Copper	$654	$ 600 – 670
Zinc	182	150 – 175
	$836	$ 750 – 845
Growth
Copper[1]	$1,323	$ 740 – 830
Zinc	80	135 – 150
	$1,403	$ 875 – 980
Total
Copper	$1,977	$ 1,340 – 1,500
Zinc	262	285 – 325
Corporate	23	25 – 40
ERP[2]	—	80 – 100
Total before partner contributions	$2,262	$ 1,730 – 1,965
Estimated partner contributions to capital expenditures	(375)	(150) – (170)
Total, net of partner contributions	$1,887	$ 1,580 – 1,795
Notes:
1.Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión. 2024 growth capital includes QB2 project capital costs of $970 million.
2.ERP spending reflects expected 2025 capital investment only.

Teck 2024 Management's Discussion and Analysis

Capital Expenditure Guidance — Capitalized Production Stripping

(Teck’s share in CAD$ millions)	2024	2025 Guidance
Capitalized Production Stripping
Copper	$290	$ 195 – 225
Zinc	83	65 – 75
	$373	$ 260 – 300

Teck 2024 Management's Discussion and Analysis

Other Information
Climate Change and Carbon Pricing

As part of ongoing global efforts to address climate change, regulations to control greenhouse gas emissions are evolving. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance.

Our operations in British Columbia were previously subject to the provincial Carbon Tax Act. On April 1, 2024, the Province of British Columbia transitioned the regulation of industrial facility GHG emissions from the Carbon Tax Act to an Output-Based Pricing System (OBPS). Under the OBPS, industrial facilities whose emissions exceed their permitted amounts will have a compliance obligation. OBPS compliance obligations will be met through payments or the use of offsets or credits.

We may in the future face similar emissions regulation or taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new emissions costs or taxation in the future in the jurisdictions where the products are ultimately used.

We are taking action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations where feasible. In 2020, we announced our target to achieve net-zero Scope 1 and 2 greenhouse gas emissions across our operations by 2050. In 2022, we expanded our existing climate action strategy to include a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by the end of 2025 and an ambition to achieve net-zero Scope 3 greenhouse gas emissions by 2050. The cost of progressively reducing our Scope 1 and Scope 2 emissions in accordance with our publicly stated carbon reduction targets through carbon reduction activities or by acquiring the equivalent amount of future credits (to the extent permitted by regulation) is a function of several evolving factors, including technology development and the pace of commercialization, the regulatory environment for subsidies and incentives, and the markets for carbon credits and offsets.

We have established a set of actions that progress our decarbonization goals and ambitions. Our objective is to deliver significant and cost-competitive emissions reductions. We routinely evaluate existing and emerging abatement opportunities as the pace of low-carbon technology maturation continues to accelerate, and as options that were not feasible a few years ago approach commercialization. Our Scope 3 ambition is a commitment made by Teck, supported with actions, to achieve an outcome where there is no current pathway and where Teck’s ability to achieve the outcome is subject to assumptions, uncertainties and limiting factors. Since Scope 3 emissions are those that occur within our supply chain, their management is outside of Teck’s direct control, limiting our ability to manage them. Across our Scope 3 emissions, advancements in technology and the commercial viability of low- or no-carbon solutions will be required to achieve net-zero emissions. We intend to continue to monitor our ability to achieve progress towards this ambition as the situation evolves.

Teck 2024 Management's Discussion and Analysis

Financial Instruments and Derivatives
We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income in the year and profit for the period, as appropriate. The most significant of these instruments are investments in marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming arrangements, QB2 variable consideration to IMSA and Codelco and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 34 in our 2024 audited annual consolidated financial statements.

Areas of Judgment and Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below. While the sale of the steelmaking coal business was completed in 2024, balance sheet amounts for 2023 and profit from discontinued operations for both 2023 and 2024 are disclosed in our consolidated financial statements. Therefore, we have continued to disclose the areas of judgment and estimation uncertainty that are applicable to the steelmaking coal business.

In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2024 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.
a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, operating results, mine plans and operating plans.

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test.

Teck 2024 Management's Discussion and Analysis

At December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs.

Property, Plant and Equipment — Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs.

QB consists of property, plant and equipment that become available for use at different dates. In December of 2023, the majority of the assets related to QB became available for use. In May of 2024, the shiploading and related infrastructure at QB became available for use. The molybdenum plant at QB is not yet operating at the level as intended by management and therefore was not available for use as at December 31, 2024.

In June of 2024, the KIVCET boiler at our Trail Operations became available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

Teck 2024 Management's Discussion and Analysis

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

Teck 2024 Management's Discussion and Analysis

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain assets are considered as held for sale as at the balance sheet date. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale must be highly probable. Exercising judgment includes considering the likelihood of obtaining requisite approvals.

b) Sources of Estimation Uncertainty

Impairment Testing
For required impairment testing, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2024 include the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate.

Our financial statements outline the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market

Teck 2024 Management's Discussion and Analysis

participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the consolidated statements of income (loss) and the resulting carrying values of assets.

Impairment Testing – Trail CGU – 2024

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test. Using a discounted cash flow model to estimate the FVLCD (fair value less costs of disposal), the estimated post-tax recoverable amount of the Trail CGU of $666 million was lower than our carrying value. As a result, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million). The impairment affected the profit (loss) of our zinc reportable segment and our corporate activities.

Key assumptions used in the analysis included the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate. The discount rate used was 5.5%. The FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

Impairment Testing – Steelmaking Coal Group of CGUs – 2023

As at December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs. We estimated the recoverable amount based on the consideration expected to be received from the sale transactions. In performing this impairment test, we used a U.S. dollar to Canadian dollar foreign exchange rate of 1.32 based on the forward curve at December 31, 2023 and updated applicable assumptions including the steelmaking coal price, mine production and operating costs.

The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $80 million at December 31, 2023. The FVLCD estimates were classified as a Level 3 measurement within the fair value measurement hierarchy.

Annual Goodwill Impairment Testing – Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it. We performed our annual goodwill impairment testing at October 31, 2024, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. Cash flow projections in the discounted cash flow model cover the current expected mine life of Quebrada Blanca and a projected expansion, totalling 47 years, with an estimate of in situ value applied to the remaining resources. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Teck 2024 Management's Discussion and Analysis

Sensitivity Analysis

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount by approximately US$1.8 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and discount rate assumption. In isolation, a US$0.38 decrease in the long-term real copper price per pound, or a 110 basis points increase in the discount rate would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Quebrada Blanca CGU Goodwill Impairment Assumptions

The following are the key assumptions used in our Quebrada Blanca CGU impairment testing calculations for the years ended December 31, 2024 and 2023.

Commodity Price Assumptions

A long-term real copper price per pound in 2029 of US$4.20 (2023 – long-term real copper price per pound in 2028 of US$3.90) was used in preparing the discounted cash flow model.

Commodity price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

A discount rate of 7.0% (2023 – 7.0%) was used in preparing the discounted cash flow model. Discount rates are based on market participant mining weighted average costs of capital adjusted for risks specific to the asset, where appropriate.

Reserves and Resources and Mine Production

Teck 2024 Management's Discussion and Analysis

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates, and related exploration and evaluation work undertaken by appropriately qualified persons.

In situ value

The fair value of resources beyond production included in the discounted cash flow model are estimated on a fair value per pound on a copper equivalent basis using available comparable market data.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Estimated Recoverable Reserves and Resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates, using information available at the balance sheet date, that are developed by management’s experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory

Teck 2024 Management's Discussion and Analysis

framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded, and the consolidated statements of income (loss) may be affected.

Financial Liabilities

We have a financial liability for the preferential dividend stream from QBSA to Codelco. This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) to QBSA, which affects the timing of when QBSA repays the loans. A floating interest rate is used based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin. To the extent these significant inputs differ from our estimates, adjustments will be recorded and the consolidated statements of income (loss) will be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

Teck 2024 Management's Discussion and Analysis

Adoption of New Accounting Standards and Accounting Developments
New IFRS Accounting Standards and Amendments

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period, including incremental disclosures regarding covenants. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on amounts recognized in our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic

Teck 2024 Management's Discussion and Analysis

payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

Outstanding Share Data

As at February 19, 2025, there were approximately 495.7 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.3 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments, and the terms of their conversion, is set out in Note 29 in our 2024 audited annual consolidated financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 22, 2024 and ending November 21, 2025, representing approximately 7.9% of the outstanding Class B shares, or 8.0% of the public float, as at November 8, 2024.

Teck 2024 Management's Discussion and Analysis

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.
Under the TSX rules, except pursuant to permitted exceptions, the number of Class B shares purchased on the TSX on any given day will not exceed 296,920 Class B shares, which is 25% of the average daily trading volume for the Class B shares on the TSX during the six-month period ended October 31, 2024 of 1,187,683, calculated in accordance with the TSX rules. The actual number of Class B shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck’s previous normal course issuer bid, which commenced on November 22, 2023, and ended on November 21, 2024, Teck purchased 18,062,775 Class B subordinate voting shares at an average purchase price of $62.75 per share. Teck sought and received approval to purchase up to 40 million Class B subordinate voting shares under the previous normal course issuer bid. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Teck 2024 Management's Discussion and Analysis

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt - Principal and interest payments	$690	$1,542	$1,088	$2,944	$6,264
Leases - Principal and interest payments[1]	180	255	943	222	1,600
Codelco preferential dividend liability	—	—	494	219	713
QB2 advances from SMM/SC and estimated interest payments	372	700	600	5,194	6,866
QB2 variable consideration to IMSA	72	68	—	—	140
Minimum purchase obligations[2]
Concentrate, equipment, supply and other purchases	1,823	1,267	84	19	3,193
Shipping and distribution	73	116	116	160	465
Energy contracts	561	1,060	1,098	7,983	10,702
NAB PILT and VIF payments[7]	54	43	—	—	97
Pension funding[3]	5	—	—	—	5
Other non-pension post-retirement benefits[4]	12	26	29	240	307
Decommissioning and restoration provisions[5]	149	350	274	1,555	2,328
Other long-term liabilities[6]	38	109	71	80	298
Downstream pipeline take-or-pay toll commitment	33	70	75	248	426
	$4,062	$5,606	$4,872	$18,864	$33,404
Notes:
1.We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 15 years and are subject to deferral and abatement for force majeure events.
2.The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
3.As at December 31, 2024, the company had a net pension asset of $254 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2025 in respect of defined benefit pension plans is $5 million. The timing and amount of additional funding after 2025 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4.We had a discounted, actuarially determined liability of $307 million in respect of other non-pension post-retirement benefits as at December 31, 2024. Amounts shown are estimated expenditures in the indicated years.
5.We accrue decommissioning and restoration obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at present value, assuming credit-adjusted risk-free discount rates between 6.33% and 7.03% and an inflation factor of 2.00%.
6.Other long-term liabilities include amounts for other environmental obligations costs and other liabilities.
7.On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Teck 2024 Management's Discussion and Analysis

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2024.

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting as at December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Teck 2024 Management's Discussion and Analysis

Use of Non-GAAP Financial Measures and Ratios

Our financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders: For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization: Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective

Teck 2024 Management's Discussion and Analysis

reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Total debt: Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash): Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Teck 2024 Management's Discussion and Analysis

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations: Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations: Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Teck 2024 Management's Discussion and Analysis

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

($ in millions, except per share data)	2024[1]	2023[1]	2022[1]
Profit (loss) from continuing operations attributable to shareholders	$(467)	$(118)	$4,089

Add (deduct) on an after-tax basis:
Asset impairment	828	—	952
Loss on debt purchase	—	—	42
QB variable consideration to IMSA and Codelco	32	95	115
Environmental costs	3	88	99
Share-based compensation	72	63	181
Labour settlement	19	7	36
Commodity derivatives	(65)	9	(25)
Foreign exchange (gains) losses	(137)	(8)	15
Tax items	178	69	—
Loss from discontinued operations	—	—	(791)
Other	142	84	160
Adjusted profit from continuing operations attributable to shareholders	$605	$289	$4,873
Basic earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.77
Diluted earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.63
Adjusted basic earnings per share from continuing operations	$1.17	$0.56	$9.25
Adjusted diluted earnings per share from continuing operations	$1.16	$0.55	$9.09
Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Teck 2024 Management's Discussion and Analysis

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

(Per share amounts)	2024[1]	2023[1]	2022[1]
Basic earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.77
Add (deduct):
Asset impairment	1.60	—	1.81
Loss on debt purchase	—	—	0.08
QB variable consideration to IMSA and Codelco	0.06	0.18	0.22
Environmental costs	0.01	0.17	0.19
Share-based compensation	0.14	0.12	0.34
Labour settlement	0.04	0.01	0.07
Commodity derivatives	(0.13)	0.02	(0.05)
Foreign exchange (gains) losses	(0.27)	(0.01)	0.03
Tax items	0.34	0.13	—
Loss from discontinued operations	—	—	(1.51)
Other	0.28	0.17	0.30
Adjusted basic earnings per share from continuing operations	$1.17	$0.56	$9.25
Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Teck 2024 Management's Discussion and Analysis

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

(Per share amounts)	2024[1]	2023[1]	2022[1]
Diluted earnings (loss) per share from continuing operations	$(0.90)	$(0.23)	$7.63
Add (deduct):
Asset impairment	1.58	—	1.78
Loss on debt purchase	—	—	0.08
QB variable consideration to IMSA and Codelco	0.06	0.18	0.21
Environmental costs	0.01	0.17	0.18
Share-based compensation	0.14	0.12	0.34
Labour settlement	0.04	0.01	0.07
Commodity derivatives	(0.13)	0.02	(0.05)
Foreign exchange (gains) losses	(0.26)	(0.01)	0.03
Tax items	0.34	0.13	—
Loss from discontinued operations	—	—	(1.48)
Other	0.28	0.16	0.30
Adjusted diluted earnings per share from continuing operations	$1.16	$0.55	$9.09
Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Teck 2024 Management's Discussion and Analysis

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2024	2023	2022
Profit from continuing operations before taxes as previously reported	$(718)	$3,944	$6,565
Net finance income	719	162	150
Depreciation and amortization	1,726	1,931	1,674
EBITDA	$1,727	$6,037	$8,389
Add (deduct):
Asset impairment	1,053	—	1,234
Loss on debt purchase	—	—	58
QB variable consideration to IMSA and Codelco	51	156	188
Environmental costs	—	168	128
Share-based compensation	91	107	236
Labour settlement	29	11	52
Commodity derivatives	(90)	12	(35)
Foreign exchange (gains) losses	(146)	29	(15)
EBITDA from discontinued operations	—	—	(811)
Other	218	(153)	144
Adjusted EBITDA[1]	$2,933	$6,367	$9,568

Total debt at year-end	$5,482	$7,595	$7,738
Less: cash and cash equivalents at year-end	(7,587)	(744)	(1,883)
Net debt (cash)	$(2,105)	$6,851	$5,855
Debt to adjusted EBITDA ratio	1.9	1.2	0.8
Net debt to adjusted EBITDA ratio	(0.7)	1.1	0.6
Equity attributable to shareholders of the company	$26,077	$26,988	$25,473
Other financial obligations	$36	$268	$441
Adjusted net debt to capitalization ratio	(0.07)	0.20	0.19
Note:
1.Amounts for the years ended December 31, 2023 and December 31, 2022 are as previously reported.

Teck 2024 Management's Discussion and Analysis

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2024	2023	2022
Gross profit	$1,607	$1,112	$8,571
Depreciation and amortization	1,665	861	1,674
Gross profit before depreciation and amortization	$3,272	$1,973	$10,245

Reported as:
Copper
Quebrada Blanca	$766	$(61)	$8
Highland Valley Copper	471	391	738
Antamina	1,038	899	1,021
Carmen de Andacollo	121	44	73
Other	5	(8)	(3)
	2,401	1,265	1,837

Zinc
Trail Operations	12	103	(18)
Red Dog	851	611	1,060
Other	8	(6)	2
	871	708	1,044

Steelmaking coal[1]	—	—	7,364
Gross profit before depreciation and amortization	3,272	1,973	10,245
Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Teck 2024 Management's Discussion and Analysis

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2024	2023[1]	2022[1]
Revenue as reported	$5,542	$3,425	$3,381
Less:
Quebrada Blanca revenue as reported	—	(595)	(105)
By-product revenue (A)	(507)	(397)	(456)
Smelter processing charges (B)	262	156	140
Adjusted revenue	$5,297	$2,589	$2,960

Cost of sales as reported	$4,497	$2,713	$1,982
Less: Quebrada Blanca cost of sales as reported	—	(737)	(103)
	$4,497	$1,976	$1,879
Less:
Depreciation and amortization	(1,356)	(472)	(432)
Inventory write-down	(41)	—	—
Labour settlement charges	(29)	(9)	(33)
Other	(31)	—	—
By-product cost of sales (C)	(82)	(125)	(101)
Adjusted cash cost of sales (D)	$2,958	$1,370	$1,313

Payable pounds sold (millions)[1] (E)	924.5	498.0	568.0
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$3.20	$2.75	$2.31
Smelter processing charges (B/E)	0.28	0.31	0.25
Total cash unit costs — CAD$/pound	$3.48	$3.06	$2.56
Cash margins for by-products — ((A−C)/E)	(0.46)	(0.54)	(0.63)
Net cash unit costs — CAD$/pound	$3.02	$2.52	$1.93

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.35	$1.30
Per unit amounts — US$/pound
Adjusted cash cost of sales	$2.34	$2.04	$1.78
Smelter processing charges	0.20	0.23	0.19
Total cash unit costs — US$/pound	$2.54	$2.27	$1.97
Cash margins for by-products	(0.34)	(0.40)	(0.48)
Net cash unit costs — US$/pound	$2.20	$1.87	$1.49

Notes:
1.Excludes Quebrada Blanca in 2023 and 2022.
2.Average period exchange rates are used to convert to US$ per pound equivalent.

Teck 2024 Management's Discussion and Analysis

Copper Unit Cost Reconciliation, Excluding QB1

(CAD$ in millions, except where noted)	2024	2023	2022
Revenue as reported	$5,542	$3,425	$3,381
Less:
Quebrada Blanca revenue as reported	(2,376)	(595)	(105)
By-product revenue (A)	(402)	(397)	(456)
Smelter processing charges (B)	138	156	140
Adjusted revenue	$2,902	$2,589	$2,960

Cost of sales as reported	$4,497	$2,713	$1,982
Less: Quebrada Blanca cost of sales as reported	(2,338)	(737)	(103)
	$2,159	$1,976	$1,879
Less:
Depreciation and amortization	(628)	(472)	(432)
Inventory write-down	(6)	—	—
Labour settlement charges	(25)	(9)	(33)
Other	(5)	—	—
By-product cost of sales (C)	(82)	(125)	(101)
Adjusted cash cost of sales (D)	$1,413	$1,370	$1,313

Payable pounds sold (millions)[1] (E)	505.2	498.0	568.0
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$2.80	$2.75	$2.31
Smelter processing charges (B/E)	0.27	0.31	0.25
Total cash unit costs — CAD$/pound	$3.07	$3.06	$2.56
Cash margins for by-products — ((A−C)/E)	(0.63)	(0.54)	(0.63)
Net cash unit costs — CAD$/pound	$2.44	$2.52	$1.93

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.35	$1.30
Per unit amounts — US$/pound
Adjusted cash cost of sales	$2.04	$2.04	$1.78
Smelter processing charges	0.20	0.23	0.19
Total cash unit costs — US$/pound	$2.24	$2.27	$1.97
Cash margins for by-products	(0.46)	(0.40)	(0.48)
Net cash unit costs — US$/pound	$1.78	$1.87	$1.49

Notes:
1.Excludes Quebrada Blanca in 2024, 2023 and 2022.
2.Average period exchange rates are used to convert to US$ per pound equivalent.

Teck 2024 Management's Discussion and Analysis

Zinc Unit Cost Reconciliation (Mining Operations1)

(CAD$ in millions, except where noted)	2024	2023	2022
Revenue as reported	$3,523	$3,051	$3,526
Less:
Trail Operations revenues as reported	(2,003)	(1,992)	(2,059)
Other revenues as reported	(8)	(6)	(11)
Add back: Intra-segment revenues as reported	547	543	655
	$2,059	$1,596	$2,111
By-product revenues (A)	(434)	(320)	(260)
Smelter processing charges (B)	258	365	297
Adjusted revenue	$1,883	$1,641	$2,148

Cost of sales as reported	$2,961	$2,651	$2,755
Less:
Trail Operations cost of sales as reported	(2,069)	(1,994)	(2,152)
Other costs of sales as reported	—	(12)	(9)
Add back: Intra-segment purchases as reported	547	543	655
	$1,439	$1,188	$1,249
Less:
Depreciation and amortization	(231)	(203)	(198)
Royalty costs	(448)	(262)	(461)
By-product cost of sales (C)	(107)	(126)	(65)
Adjusted cash cost of sales (D)	$653	$597	$525

Payable pounds sold (millions) (E)	1,078.6	1,042.8	1,088.9
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$0.61	$0.57	$0.48
Smelter processing charges (B/E)	0.23	0.35	0.27
Total cash unit costs — CAD$/pound	$0.84	$0.92	$0.75
Cash margins for by-products — ((A−C)/E)	(0.30)	(0.18)	(0.18)
Net cash unit costs — CAD$/pound	$0.54	$0.74	$0.57

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.35	$1.30
Per unit amounts — US$/pound
Adjusted cash cost of sales	$0.44	$0.42	$0.37
Smelter processing charges	0.17	0.26	0.21
Total cash unit costs — US$/pound	$0.61	$0.68	$0.58
Cash margins for by-products	(0.22)	(0.13)	(0.14)
Net cash unit costs — US$/pound	$0.39	$0.55	$0.44

Notes:
1.Red Dog Mining Operations.
2.Average period exchange rates are used to convert to US$ per pound equivalent.

Teck 2024 Management's Discussion and Analysis

Cautionary Statement on Forward-Looking Statements
This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business; our expectations regarding the optimization and debottlenecking of QB; expectations regarding ore grades in the QB operations; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including investment value, advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, commencement of advance works construction, and timing for receipt of permits related to QB debottlenecking and expansion, the HVC Mine Life Extension, San Nicolás, Zafranal, NorthMet, Galore Creek, Schaft Creek, NewRange and NuevaUnión projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for the HVC Mine Life Extension, including with respect to the dispute resolution process underway; expectations with respect to risk mitigation plans for Carmen de Andacollo water availability; expectations regarding zinc production at the Red Dog and Trail operations; expectations regarding copper, nickel, and zinc exploration opportunities and operations; expectations regarding our greenhouse gas emissions’ targets; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; our ability to implement structural cost reductions; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized production stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

Teck 2024 Management's Discussion and Analysis

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; the continued operation of QB in accordance with our expectations, including the occurrence and length of any required maintenance shutdowns; the reduction in our operating expenses across our copper operations; the output expected from mining in the Lornex pit at HVC; the progress of repairs of the electrolytic plant impacted by fires at the Trial Operations; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions and exploration; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean peso and other foreign exchange rates on our costs and results; anticipated reduction in general and administration and research and innovation costs; our ability to implement a new ERP system and achieve the expected benefits therefrom; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the improvement, availability, and feasibility of implementation of low-carbon technologies; the measures taken by our supply chain partners to achieve our Scope 3 emission targets; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise

Teck 2024 Management's Discussion and Analysis

terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31,

Teck 2024 Management's Discussion and Analysis

2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this annual report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

Teck 2024 Management's Discussion and Analysis